[redacted]

08033125

SEC 08033125 OMMISSION
Washington, D.C. 20549

OMB APPROVAL
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-33133

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING September 30, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

J.J.B. Hilliard, W.L. Lyons, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

SEC Mail Mail Processing Section

NOV 2_ 2008

Washington, DC
106

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 West Jefferson Street
(No. and Street)

Louisville	Kentucky	40202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles M. Grimley (502) 588-8400
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crowe Horwath LLP
(Name - if individual, state last, first, middle name)

9600 Brownsboro Road, Suite 400	Louisville	Kentucky	40252
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 03 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

SEC 1410 (06-02)

AFFIRMATION

We, James R. Allen and Paul J. Moretti, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to J.J.B. Hilliard, W.L. Lyons, LLC for the periods from January 1, 2008 to March 31, 2008 ("Pre-Acquisition Period") and April 1, 2008 to September 30, 2008 ("Post-Acquisition Period"), are true and correct, and such financial statements and supplemental schedules have been made available to all members and allied members of the New York Stock Exchange in our organization. We further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Security accounts of principal officers and directors that are classified as customer accounts (debits $127,307 and credits $37,587).

James R. Allen — November 19, 2008
James R. Allen — Date

Chief Executive Officer
Title

Paul J. Moretti — November 19, 2008
Paul J. Moretti — Date

Chief Financial Officer
Title

Sandra L. Lyvers
Notary Public

My Commission expires: October 27, 2009

J.J.B. Hilliard, W.L. Lyons, LLC
(S.E.C. I.D. No. 8-33133)

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008
AND
REPORT OF INDEPENDENT AUDITORS

****

Filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934
as a PUBLIC DOCUMENT.

Crowe Horwath

Crowe Horwath LLP
Member Horwath International

REPORT OF INDEPENDENT AUDITORS

Board of Directors and Members of
J.J.B. Hilliard, W.L. Lyons, LLC
Louisville, Kentucky

We have audited the accompanying statement of financial condition of J.J.B. Hilliard, W.L. Lyons, LLC as of September 30, 2008. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of J.J.B. Hilliard, W.L. Lyons, LLC as of September 30, 2008 in conformity with accounting principles generally accepted in the United States of America.

Crowe Horwath LLP

Crowe Horwath LLP

Louisville, Kentucky
November 24, 2008

J.J.B. Hilliard, W.L. Lyons, LLC

Statement of Financial Condition

For the Period Ended

	September 30, 2008
ASSETS	
Cash	$ 13,034,413
Cash segregated under federal and other regulations	49,500,000
Securities owned, at market value	62,804,354
Receivable from brokers, dealers and clearing organizations	33,293,668
Receivable from customers	171,727,439
Receivable from affiliates	1,271,844
Notes receivable from employees	14,990,879
Furniture, equipment and leasehold improvements, at cost (net of accumulated depreciation and amortization of $705,027)	8,594,676
Goodwill	122,429,853
Intangible assets, net of accumulated amortization:	
Client relationships	80,750,000
Trademarks	47,000,000
Other	3,212,500
Total intangible assets, net of accumulated amortization	130,962,500
Other	19,477,032
TOTAL ASSETS	$628,086,658
LIABILITIES	
Drafts payable	$ 49,985,689
Securities sold, not yet purchased, at market value	2,243,341
Payable to brokers, dealers and clearing organizations	13,745,458
Payable to customers	154,273,183
Accrued compensation and employee benefits	22,881,555
Other	20,416,064
TOTAL LIABILITIES	263,545,290
Commitments and contingencies – Notes 11 and 13	-
MEMBER'S EQUITY	364,541,368
TOTAL LIABILITIES AND MEMBER'S EQUITY	$628,086,658

See accompanying Notes to Statement of Financial Condition.

J.J.B. Hilliard, W.L. Lyons, LLC

Notes to Statement of Financial Condition

Period Ended September 30, 2008

1. Business

J.J.B. Hilliard, W.L. Lyons, LLC (the "Company") is a subsidiary of HL Financial Services, LLC (the "Parent"). The Company is a registered broker/dealer under the Securities Exchange Act of 1934 and is a member of the New York Stock Exchange ("NYSE"), various other exchanges and the Financial Industry Regulatory Authority. The Company is engaged in various securities related activities including retail brokerage, securities trading, investment banking, asset management and correspondent clearing. The Company is a limited liability company organized under the laws of the Commonwealth of Kentucky, headquartered in Louisville, and serves a diverse group of individual investors and domestic companies and principally operates in the eastern half of the United States.

2. Accounting Policies

Use of Estimates

The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the statement of financial condition and related disclosures. Management believes that the estimates utilized in the preparation of the statement of financial condition are prudent and reasonable. Actual results could differ materially from these estimates. Goodwill, intangible assets, fair value of investment securities, and self-insurance liability related to health care claims are particularly subject to change.

Fair Value of Financial Instruments

Substantially all of the Company's financial instruments are carried at fair value or amounts that approximate fair value. The estimated fair value amounts of financial instruments have been determined by the Company using available market information and appropriate valuation methodologies. Assets, including cash, securities borrowed, employee notes and other receivables are carried at cost, which approximates fair value. Customer receivables, primarily consisting of floating-rate loans collateralized by marginable securities, are charged interest rates similar to other such loans made throughout the industry and, as a result, approximate fair value. The Company's short-term liabilities such as drafts payable, bank loans and certain other payables are recorded at contracted amounts which approximate fair value.

Cash and Drafts Payable

Securities owned include an investment of $43.0 million in two money market mutual funds. Both the cash on deposit and the money market mutual fund balances are available for use against drafts payable to customers of $50.0 million due to cross-collateral provisions.

Securities Transactions

Proprietary securities transactions are recorded on a trade date basis. Securities owned and securities sold, not yet purchased, are recorded at market value based upon quoted market prices. Customers' securities transactions are reported on a settlement date basis.

Securities Borrowed

Securities borrowed are included in receivables from brokers, dealers and clearing organizations. Securities borrowed result from transactions with other brokers and dealers or financial institutions and are recorded at the amount of cash collateral advanced to the lender, which is generally in excess of the market value of the applicable securities borrowed. The Company monitors the market value of securities borrowed daily, with additional collateral advanced or excess collateral refunded as necessary.

Goodwill and Other Intangible Assets

Goodwill

Goodwill represents the excess purchase price over the fair value of net assets acquired related to the acquisition of the Company. The Company does not amortize goodwill. In accordance with Financial Accounting Standard ("FAS") No. 142, "*Goodwill and Other Intangible Assets,*" goodwill is tested for impairment at least annually or whenever indications of impairment exist. In testing for the potential impairment of goodwill, management estimates the fair value of the Company and compares it to the carrying value. If the estimated fair value of the Company is less than its carrying value, management is required to determine the fair value of all assets and liabilities of the Company, including goodwill. If the carrying value of the Company's goodwill is greater than the estimated fair value, an impairment charge is recognized for the excess.

Intangible Assets

In accordance with FAS No. 142, "*Goodwill and Other Intangible Assets,*" a recognized intangible asset that has a finite useful life is amortized over its estimated life using the straight-line method. A recognized intangible asset that has an indefinite life is not amortized and is reviewed annually to determine whether events and circumstances continue to support an indefinite useful life. All intangible assets are reviewed for impairment in accordance with FAS No. 144, "*Accounting for the Impairment or Disposal of Long-Lived Assets.*" An impairment charge is recognized if the carrying amount of the intangible asset is not recoverable and its carrying amount exceeds its fair value.

Depreciation and Amortization

Furniture and equipment are depreciated over their estimated economic lives, generally one to seven years, using the straight-line method. Leasehold improvements are amortized over the shorter of the term of the lease or estimated useful lives using the straight-line method.

Income Taxes

The Company has elected to be taxed as a partnership. As a result, it is not subject to federal or most state and local income taxes. All taxable income and other tax costs and benefits are passed through to the respective members.

For the period January 1, 2008 through March 31, 2008, the Company was a participant in a master tax sharing policy with The PNC Financial Services Group, Inc. ("PNC") and its subsidiaries. Federal income taxes represented an agreed upon allocation from PNC. Under that allocation methodology, PNC subsidiaries with taxable income recorded taxes based on the relationship of the Company's federal tax liability computed on a separate company basis, to the federal tax liability of the consolidated group. Subsidiaries with a tax loss received an allocated benefit from the consolidated group based upon the reduction in taxes otherwise payable by the consolidated group. The Company used the asset and liability method to account for deferred income taxes. Under that method, deferred tax assets and liabilities were determined based on differences between the financial reporting and tax bases of assets and liabilities and were measured using the current enacted tax rates. PNC acquired all outstanding tax balances as of March 31, 2008 as part of the acquisition.

3. Acquisition

On March 31, 2008, Houchens Industries, Inc., through the Parent, acquired all of the outstanding membership interests of the Company in accordance with the Purchase and Sale Agreement dated November 15, 2007, between PNC, HL Financial Services, LLC and Houchens Industries, Inc. Houchens Industries, Inc. and the members acquired the Company as a diversification investment for its members and to assist the Company in remaining an independent broker dealer. Under the terms of the agreement, the Parent paid $363.5 million in cash for the Company. The Company's anticipated future cash flows and market share were factors in determination of the purchase price. A summary of the fair values of the net assets acquired as of March 31, 2008, based upon the purchase price allocation is as follows:

Cash	$ 11,995,984
Securities owned, at market	114,489,724
Receivable from brokers, dealers and clearing organizations	15,257,072
Receivable from customers	148,473,114
Notes receivable from employees	7,707,031
Furniture and equipment and leasehold improvements	9,119,015
Goodwill and other intangible assets	255,537,587
Other	17,636,139
Total assets acquired	580,215,666
Drafts payable	33,758,658
Securities sold, not yet purchased	2,757,279
Payable to brokers, dealers and clearing organizations	12,897,997
Payable to customers	131,360,253
Accrued compensation and employee benefits	18,511,244
Other	17,473,363
Total liabilities assumed	216,758,794
Net assets acquired	$ 363,456,872

On March 31, 2008, the Parent transferred 1/100th, or .00177% of its ownership interest in the Company, to Houchens Industries, Inc.

In conjunction with the acquisition, the members entered into an operating agreement with the Parent which sets forth the rights, obligations, and duties with respect to each. According to the operating agreement, a member is not personally liable for any of the acts or omissions of the Company, or for any debts, losses, liabilities, duties or obligations of the Company, whether arising in contract, tort or otherwise, except only to the extent of any unpaid capital contribution of the member to the Parent.

We are still in the process of refining our purchase accounting; therefore, the purchase price allocation is subject to refinement.

4. Goodwill and Other Intangible Assets

Goodwill

As of September 30, 2008, goodwill totaled $122.4 million.

Intangible Assets

September 30, 2008	Gross Carrying Amount	Accumulated Amortization	Net Amount	Amortization Period Years
Amortized Intangible Assets				
Client Relationships	$ 83,000,000	$(2,250,000)	$ 80,750,000	20
Clearing Contract	800,000	(100,000)	700,000	3
Leasehold Interests	(900,000)	112,500	(787,500)	4
Total	$ 82,900,000	$(2,237,500)	$ 80,662,500	
Unamortized Intangible Assets				
Trademarks	$ 47,000,000		$ 47,000,000	
Exchange Seats	3,300,000		3,300,000	
Total	$ 50,300,000		$ 50,300,000	
Total Intangible Assets	$133,200,000	$(2,237,500)	$130,962,500	

5. Securities Owned and Securities Sold, Not Yet Purchased – at market value

September 30, 2008	Owned	Sold, Not Yet Purchased
U.S. Government and federal agency obligations	$ 1,867,493	$ 39,104
State and municipal government obligations	14,751,528	3
Corporate obligations	52,448	31,197
Stocks	2,426,051	225,917
Money market mutual funds	43,034,995	-
Other	671,839	1,947,120
	$62,804,354	$2,243,341

U.S. Government obligations owned with a market value of approximately $1.2 million, which are included in the table above, were pledged as collateral with a clearing organization at September 30, 2008.

6. Fair Value Measurements

In September 2006, the Financial Accounting Standards Board ("FASB") issued FAS No. 157, "*Fair Value Measurements,*" which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The statement establishes a fair value hierarchy about the assumptions used to measure fair value and clarifies assumptions about risk and the effect of a restriction on the sale or use of an asset. The standard is effective for fiscal years beginning after November 15, 2007. In February 2008, the FASB issued FASB Staff Position ("FSP") No. FAS 157-2, "*Effective Date of FASB Statement No. 157.*" This FSP delays the effective date of FAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value on a recurring basis (at least annually) to fiscal years beginning after November 15, 2008. There was no financial impact related to the adoption of FAS 157.

FAS 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. FAS 157 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1: Quoted prices (unadjusted) or identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, and other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a company's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The Company used the following methods and significant assumptions to estimate fair value:

Securities Owned and Securities Sold, Not Yet Purchased: The fair values of Securities Owned and Securities Sold, Not Yet Purchased are determined by obtaining quoted prices on nationally recognized securities exchanges or matrix pricing, which is a mathematical technique used widely in the industry to value debt securities without relying exclusively on quoted prices for the specific securities but rather by relying on the securities' relationship to other benchmark quoted securities.

Assets and liabilities measured at fair value on a recurring basis are summarized below.

	Balance at September 30, 2008	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Securities Owned	$62,804,354	$47,328,540	$15,475,814	$ -
Liabilities				
Securities Sold, Not Yet Purchased	$ 2,243,341	$ 265,021	$1,978,320	$ -

In February 2007, the FASB issued FAS No. 159, "*The Fair Value Option for Financial Assets and Financial Liabilities— Including an amendment of FASB Statement No. 115.*" The standard provides companies with an option to report selected financial assets and liabilities at fair value and establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. The new standard is effective on January 1, 2008. The Company has not elected the fair value option for any financial assets or financial liabilities.

7. Receivable from and Payable to Brokers, Dealers and Clearing Organizations

September 30, 2008	Receivable	Payable
Securities failed-to-deliver / receive	$ 1,846,109	$ 6,753,289
Securities borrowed / loaned	1,655,100	-
Amounts due from / to brokers and dealers through clearing organizations	16,557,905	4,044,099
Net trade date revenue recognition adjustment	7,454,782	-
Other	5,779,772	2,948,070
	$33,293,668	$13,745,458

Receivables related to securities failed-to-deliver and securities borrowed are collateralized by the underlying securities. At September 30, 2008, the Company obtained securities with a fair value of $1.6 million under securities borrowed arrangements, all of which have been either pledged or otherwise transferred to others to satisfy its commitments under proprietary and customer short sales.

8. Notes Receivable from Employees

From time to time, the Company will loan money to certain qualifying individuals at their time of hire and subsequently if certain criteria are met. The related promissory notes have maturities ranging from three to ten years and bear interest based on the current market rate at the time of issuance. The notes are payable on demand in the event the employee terminates prior to the maturity date of the loan. At September 30, 2008, the outstanding notes carried interest rates ranging from 3.50% to 7.0% with maturities ranging from 2008 to 2017.

The Company will also enter into a separate bonus agreement with these individuals, which allows them to earn a bonus each year to assist in the repayment of the note. The bonus is contingent on the continued employment of the individuals. Approximately $1.7 million was included in accrued compensation and employee benefits at September 30, 2008.

9. Short-Term Borrowings

At September 30, 2008, the Company had no short-term borrowings. At September 30, 2008, the Company had aggregate unused secured and unsecured lines with a financial institution totaling $40.0 million.

10. Subordinated Liability

The Company had a subordinated loan in the amount of $210.0 million from PNC HL Holding Corp., which was included as regulatory capital for purposes of computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule ("SEC Rule 15c3-1"). The subordinated loan was unsecured, scheduled to mature in October 2009 and had a variable interest rate based on LIBOR plus two hundred basis points (2%) adjusted on a quarterly basis. The subordinated loan was repaid as a part of the acquisition.

The Company also had a variable rate revolving subordinated credit facility in the amount of $100.0 million from PNC HL Holding Corp. No amount was drawn on this facility at any time during 2008. This agreement terminated at the time of the acquisition.

11. Financial Instruments with Off-Balance Sheet Risk

The Company enters into various transactions involving financial instruments with off-balance sheet risk, including securities sold short and securities purchased and sold on a when-issued basis. These financial instruments are used to meet the needs of customers, conduct trading activities, and manage market risks and are, therefore, subject to varying degrees of market and credit risk.

The obligation for securities sold short represents a commitment to deliver specified securities. The Company will acquire the required securities at prevailing future market prices to satisfy this obligation. Accordingly, the Company's ultimate obligation may exceed the amount recognized in the statement of financial condition. Exposure to market risk is managed by the Company through position limits and other controls.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. In accordance with industry practice, the Company generally settles transactions executed on behalf of its customers within three business days after the trade date. These transactions may expose the Company to off-balance sheet risk in the event that the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. Settlement of these transactions did not have a material effect on the Company's statement of financial condition.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors the required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

The Company's customer financing and securities settlement activities require the Company to pledge customer securities as collateral in support of various secured financing sources such as bank loans or other borrowings. At September 30, 2008, the value of customer margin securities was $1.5 billion. A portion of these securities were available to the Company to utilize as collateral for various borrowings or other purposes. The Company had pledged $62.1 million of these available securities with clearing organizations as collateral for margin deposit requirements. At September 30, 2008, the Company had no available securities pledged for bank loans. In the event the counter-party is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance on a daily basis.

12. Regulatory Matters

As a registered broker/dealer, the Company is subject to SEC Rule 15c3-1 (the "Rule"), which defines minimum net capital requirements. The Company calculates its net capital in accordance with the Rule, using the alternative method, which requires it to maintain minimum net capital equal to the greater of 2% of aggregate debit items, as defined, or $1.0 million. A reduction in business is required and cash distributions and other payments would be precluded if the percentage falls below 5% of aggregate debit items. At September 30, 2008, the Company's percentage of net capital to aggregate debits was 31.45%. Net capital was $64.5 million, which exceeded the minimum required amount by $60.4 million.

The Company operates in a highly regulated industry. Applicable laws and regulations, among other things, restrict permissible activities and investments and require compliance with various financial and customer-related protections. The consequences of noncompliance can include substantial monetary and non-monetary sanctions. In addition, the Company is subject to comprehensive examination and supervision by various governmental and self-regulatory agencies. These regulatory agencies generally have broad discretion to impose restrictions and limitations on the operations of a regulated entity where the agencies determine, among other things, that such operations are unsafe or unsound, fail to comply with applicable law or are otherwise inconsistent with the laws and regulations or with the supervisory policies of these agencies.

13. Commitments

In the normal course of business, the Company enters into underwriting and when-issued commitments. The Company had no contractual commitments relating to underwriting agreements or purchases of securities on a when-issued basis at September 30, 2008.

The Company provides indemnification in connection with securities offering transactions in which it is involved. When the Company is an underwriter or placement agent, it provides a limited indemnification to the issuer related to its actions in connection with the offering and, if there are other underwriters, indemnification to the other underwriters intended to result in an appropriate sharing of the risk of participating in the offering. It is not possible to quantify the aggregate exposure to the Company resulting from these types of indemnification provisions; however, based on past experience, the potential for any material exposure is remote. Accordingly, no liability has been recognized for these indemnifications.

The Company participates in the NYSE Medallion Signature Program whereby the Company will guarantee the authenticity of client signatures on stock certificates submitted for sale or transfer to a transfer agent. The Company does maintain specific insurance coverage for protection in the event of signature fraud. It is not possible to quantify the aggregate exposure, if any, to the Company resulting from this type of indemnification; however, based on past experience, the potential for any material exposure is remote. Accordingly, no liability has been recognized for these guarantees.

The Company also provides guarantees to securities clearing houses and exchanges under their standard membership agreement, which requires members to guarantee the performance of other members. Under the agreement, if another member becomes unable to satisfy its obligations to the clearing house, other members would be required to meet those shortfalls. The Company's liability under these agreements is not quantifiable and may exceed the cash and securities it has posted as collateral. However, based on past experience, the potential requirement for the Company to make payments under these arrangements is remote. Accordingly, no liability has been recognized for these agreements.

In connection with margin deposit requirements of The Options Clearing Corporation, the Company has pledged customer margin and other securities valued at $63.3 million. At September 30, 2008, the amounts on deposit satisfied the minimum margin deposit requirement of $47.2 million.

The Company has entered into various agreements with vendors for services that include cancellation clauses expiring from 2009 to 2013. Remaining payments required under these cancellation clauses are $1.9 million. at September 30, 2008. At September 30, 2008, none of these agreements had been cancelled.

The Company leases certain of its branch sales offices, postage and copier equipment under non-cancelable leases expiring between 2008 and 2017. Certain of these leases contain renewal options and include provisions for escalation of rentals based upon inflationary factors.

Minimum annual rental payments under these leases for each of the next five fiscal years ending September 30 and thereafter are as follows:

2009	$ 5,623,000
2010	4,422,000
2011	3,591,000
2012	2,564,000
2013	2,281,000
Thereafter	5,786,000
Total	$24,267,000

14. Litigation

In the normal course of business, the Company is subject to various pending or threatened lawsuits, including arbitration. Some of the legal actions may include claims for substantial compensatory and/or punitive damages or claims for indeterminate amounts of damages. Management does not anticipate that the ultimate aggregate liability, if any, arising out of such matters will have a material adverse effect on the Company's statement of financial condition.

15. Employee Benefits

The Company participates in a contributory profit sharing plan, sponsored by the Parent, which covers substantially all employees. Company contributions to the plan include a base contribution for those participants employed at September 30, a matching of employee contributions and a discretionary profit sharing contribution as determined by the Company's Executive Compensation Committee.

The Company offered a voluntary deferred supplemental wealth accumulation plan to highly compensated individuals. On May 31, 2008, the plan was terminated.

The Company has agreements with various health care insurance providers as part of its employee benefit plans. The cost of these policies is shared between the Company and employees enrolled in the plans. The Company is self-insured for the cost of medical claims submitted by employees, but does maintain separate stop-loss insurance coverages with various carriers to protect the Company against large medical claims. The Company has $800,000 accrued in other liabilities for claims relating to services performed but not yet processed at September 30, 2008.

16. Other Related Party Transactions

The Company receives investment advisory fees for managing an affiliated mutual fund and also performs shareholder accounting and administrative services for an affiliated mutual fund. At September 30, 2008, included in other receivables is $399,000 and $558,000 for investment advisory fees and shareholder accounting and administrative services, respectively.

The Company receives reimbursement from affiliates for a shared services allocation that directly supports the activities of the affiliates.

The Company provided fully-disclosed securities clearing, execution and administrative support to PNC Investments ("PNCI"), an affiliate through March 31, 2008. The amount due to PNCI at September 30, 2008 for net brokerage commissions earned was $12.8 million and is accrued in other liabilities.

In conjunction with the acquisition on March 31, 2008, HL entered into an extension of the Clearing Agreement with PNCI on the same terms existing except (i) the PNCI contract shall have a term of three years from the closing date, (ii) during the third year of such term, the pricing thereunder shall be reduced by fifteen percent (15%), and (iii) PNCI shall have the right, with six months prior notice and effective at any time from and after the second anniversary of the closing date, to terminate the PNCI contract without continuing liability for the payment of fees in exchange for a payment of $5 million to HL.

Also, in conjunction with the acquisition on March 31, 2008, the Company entered into a transition services agreement with PNC (formerly a related party) to continue to provide necessary services to the Company, such as voice and data communication networks, internet and intranet access as well as email software and surveillance systems for a period of twelve to eighteen months while the Company is preparing the migration to its own networks and platforms. The agreement provides that pricing for the first twelve months will be identical to current practices and allows for a price increase of 10% for services provided thereafter.

* * * * * *

Pursuant to SEC Rule 17a-5, the Company's Audited Statement of Financial Condition as of September 30, 2008, is available for your examination at our Louisville corporate office or at the Chicago regional office of the Securities and Exchange Commission.

END